FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 15, 2019

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Markets Plc 15 February 2019
Annual Report and Accounts 2018

A copy of the Annual Report and Accounts 2018 for NatWest Markets Plc has been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM. The document will be available on The Royal Bank of Scotland Group plc's website at www.rbs.com/reports

For further information, please contact:- RBS Media Relations
+44 (0) 131 523 4205

Investor relations Matt Waymark Investor Relations
+44 (0) 207 672 1758

For the purpose of compliance with the Disclosure Guidance and Transparency Rules, this announcement also contains risk factors extracted from the Annual Report and Accounts 2018 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2018.

Risk Factors

Principal Risks and Uncertainties
Set out below are certain risk factors that could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected and either directly or indirectly impact the value of its securities in issue. These risk factors are broadly categorised and should be read in conjunction with the forward looking statements section, the strategic report and the capital and risk management section of this annual report and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

Financial resilience risk
The implementation of the UK ring-fencing regime has had a significant impact on the Bank and entails increased risks
Prior to the implementation of the UK ring-fencing regime, the Bank was the RBS Group's principal operating subsidiary. Following the various business transfers effected in 2018, predominantly from the Group to the ring-fenced entities in the RBS Group, the Bank is now the principal holding company for most of the RBS Group's operations outside the ring-fence (excluding RBS International and, currently, NatWest Markets N.V. ('NWM NV')). As a result, the Bank can no longer accept deposits from certain retail and small business customers in the EEA (and post-Brexit, in the EEA and the UK) and the remaining operations of the Group only comprise the NatWest Markets franchise serving UK and Western European corporate and institutional customers, providing them with trading, risk management and financing solutions. These business operations are subject to further potential changes as a result of the UK's departure from the European Union (see also, 'The RBS Group is seeking the requisite permissions to implement its plan for continuity of business impacted by the UK's departure from the EU') and the planned transfer of NWM NV into the Group later in 2019.

The implementation of ring-fencing has had a significant impact on the Bank with a reduction in its operational footprint, changes in Board composition, balance sheet composition, its cost:income and CET1 ratios and risk profile, and its funding strategy, capital requirements and credit ratings. Accordingly, the Bank has adapted its strategy and business model and adopted new processes and structures for, among other things, financial reporting, risk management and corporate governance and has also implemented a shared services model with the ring-fenced entities for certain other services, the execution of which is subject to various internal and external factors and risks (see also, 'The Group may not meet targets nor generate sustainable returns'). There can be no certainty that the Group will be a viable, competitive or profitable banking business.

The Group is reliant on access to the global capital markets to meet its funding requirements, both directly, and indirectly through its parent for the purchase of its internal MREL.
The Group's funding plan currently requires that in 2019 the Group issue £3-5 billion in senior unsecured funding in order to meet its near-term debt re-financing and funding requirements, based on its current and anticipated business activities,and such funding requirements necessitate the Group to diversify its existing funding sources. The Group is therefore reliant on frequent access to the global capital markets for funding, and on terms that are acceptable to it. Such access entails execution risk and could be impeded by a number of internal or external factors, including, those referred to below in 'The Group faces market risk as a result of increased political and economic risks and uncertainty in the UK and global markets', 'Uncertainties surrounding the UK's withdrawal from the European Union may adversely affect the Group' and 'Any reduction in the credit rating assigned to RBSG, any of its subsidiaries (including the Bank or other Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for the Group, reduce the Group's liquidity position and increase the cost of funding'.

In addition, the Group receives capital and funding from the RBS Group. The Group is required to maintain a set quantum of internal MREL, set as a percentage of its RWAs, which comprises loss-absorbing senior funding and regulatory capital instruments internally issued up to its parent RBSG. These instruments must be compliant with the minimum requirements for own funds and eligible liabilities ('MREL') as set forth by the Bank of England. The Bank of England has identified single point-of-entry as the preferred resolution strategy for RBS Group. Therefore, only RBSG is able to externally issue MREL eligible securities to investors, the proceeds of which can then be downstreamed to meet the internal MREL issuance requirements of its operating entities, including the Bank, as required. As a result, the Group's future ability to meet its internal MREL requirements will be reliant on its level of RWAs and RBSG's ability to issue sufficient amounts of external MREL securities and downstream the proceeds, as required, to the Group. The Group currently holds adequate regulatory capital and CRR-compliant MREL which, as at 31 December 2018, totalled 34% of RWAs.

The inability of the Group to adequately access the global capital markets, to reduce its RWAs in line with assumptions in its funding plans, or to receive the downstreaming of internal MREL, may adversely affect the Group, such that the Group may not constitute a viable banking business and/or fail to meet its regulatory capital and/or MREL requirements.

The Group may not meet the prudential regulatory requirements for capital and liquidity, or manage its capital, liquidity or funding effectively which could trigger certain management actions or recovery options.
The Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate capital also gives the Group financial flexibility in the face of turbulence and uncertainty in the global economy and specifically in its core UK and European markets.

As at 31 December 2018, the Bank's CET1 ratio was 15.6%. The Bank's target CET1 ratio is now approximately 15% (on an unconsolidated basis. This target CET1 ratio is based on the Bank's expected regulatory requirements, internal modelling and risk appetite, including under stress scenarios. The Bank's current capital strategy is based on the planned reduction of its RWAs through disposals, natural attrition and other capital management initiatives (including the payment of dividends to RBSG, the Bank's parent company).

Other factors that could influence the Bank's CET1 ratio include, amongst other things:
●  a depletion of the Bank's capital resources through increased costs or liabilities, losses (which would in turn impact retained earnings), sustained periods of low or lower interest rates, reduced asset values resulting in write-downs, impairments, changes in accounting policy, accounting charges or foreign exchange movements;
●  a change in the quantum of the Bank's RWAs, with an increase in RWAs leading to a reduction in the CET1 ratio (and increase in the amount of internal MREL required);
●  changes in prudential regulatory requirements including the Bank's Total Capital Requirement set by the PRA, including Pillar 2 requirements and regulatory buffers, as well as any applicable scalars; or
●  further losses (including as a result of extreme one-off incidents such as cyber, fraud or conduct issues) or a failure to meet profitability targets would deplete capital resources and place downward pressure on the CET1 ratio.

In addition to regulatory capital, the Bank is required to maintain a set quantum of internal MREL set as a percentage of its RWAs. See  'The Group is reliant on access to the global capital markets to meet its funding requirements, both directly, and indirectly, through its parent for the purchase of its internal MREL'.

If, under a stress scenario, the capital or leverage ratio falls outside of risk appetite, there are a range of recovery management actions (focussed on risk reduction and mitigation) that the Bank could take to manage its capital and leverage levels, which may or may not be sufficient to restore adequate capital and leverage levels.

Under the EU Bank Recovery and Resolution Framework ('BRRD'), as implemented in the UK, a breach of the Group's applicable capital or leverage requirements would trigger consideration of the Group's recovery plan, and in turn may prompt consideration of the RBS Group's recovery plan. The RBS Group may address a shortage of capital by taking action, or requiring the Group to take action, to reduce leverage exposure and/or RWAs via asset or business disposals. The RBS Group's (and the Bank's) regulator may also request that the Group carry out additional capital management actions. The Bank of England has identified single point-of-entry as the preferred resolution strategy for RBS Group. However, under certain conditions set forth in the BRRD, as the UK resolution authority, the Bank of England also has the power to 'bail-in' certain securities of the Group without further action at the RBS Group level.

Any capital management actions taken under a stress scenario may affect, among other things, the Group's product offering, credit ratings, ability to operate its businesses and pursue its current strategies and strategic opportunities as well as negatively impacting investor confidence and the value of the Group's securities. See also, 'The RBS Group (including the Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of  the Group's Eligible Liabilities'.

The Group is required to access sources of liquidity and funding through deposits and wholesale funding, including debt capital markets and trading liabilities such as repurchase agreements. Due to the implementation of the UK ring-fencing regime the Group can no longer accept deposits from certain retail and small business customers in the EEA (and post-Brexit, in the EEA and the UK). As at 31 December 2018, the Group held £5.3 billion in deposits from corporate and institutional clients. The level of deposits and wholesale funding may fluctuate due to factors outside the Group's control, such as a loss of confidence (including in individual Group entities) and increasing competitive pressures for bank funding or the reduction or cessation of deposits and other funding by foreign counterparties, which could result in a significant outflow of deposits or reduction in wholesale funding within a short period of time. See also, 'The Group has significant exposure to counterparty and borrower risk'. An inability to grow, roll-over, or any material decrease in, the Group's deposits could, particularly if accompanied by one of the other factors described above, materially affect the Group's ability to satisfy its liquidity needs.

As at 31 December 2018, the Group reported a liquidity coverage ratio of 457%. If its liquidity position were to come under stress and if the Group is unable to raise funds through deposits or wholesale funding sources on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand, buy back requests, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. The Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments. In a time of reduced liquidity, or market stress, the Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could negatively affect the Group's results.

As previously announced, as of 1 November 2018, the Bank ceased to be a party to the UK DoLSub, and the Group now manages liquidity risk, including through holding its own liquidity portfolio, on a stand-alone basis. It therefore has restricted access to liquidity or funding from other RBS Group entities. As a result, the Bank's liquidity position could be adversely affected, which may require unencumbered assets to be liquidated or may result in higher funding costs which may impact the Group's margins and profitability. As of 1 November 2018, the Bank has also ceased to be a party to the RBS Group Capital Support Deed, and now has its own separate Capital Support Deed, which facilitates capital support amongst the participating entities in the Group. The Bank's management of its own liquidity portfolio and the new structure of capital support are subject to operational and execution risk, as the Bank is now required to meet its own liquidity and capital requirements.

The Group may not meet targets nor generate sustainable returns.
As part of the RBS Group's strategy, the Group is engaged principally in providing financing, risk management and trading solutions to global customers across Europe, the USA and Asia and has set a number of financial, capital and operational targets for the Group including in respect of: cost:income ratios, cost reductions, CET1 ratio targets (for the Bank), leverage ratio targets (for the Bank), funding plans and requirements, reductions in RWAs and the timing thereof, employee engagement, diversity and inclusion as well as environmental, social and customer satisfaction targets.

The Group's ability to meet its targets and to successfully implement its strategy is subject to various internal and external factors and risks. These include, but are not limited to, market, regulatory, economic and political factors, developments relating to litigation, governmental actions, investigations and regulatory matters, and operational risks and risks relating to the Group's business model and strategy (including emerging risks associated with environmental, social and governance issues). A number of factors may impact the Bank's ability to maintain its current CET1 ratio target, including impairments, limited organic capital generation or unanticipated increases in RWAs. In addition, the run-down of RWAs may be accompanied by the recognition of disposal losses which may be higher than anticipated.

The Group's ability to meet its cost:income ratio targets and the planned reductions in annual underlying costs may vary considerably from year to year. Furthermore, the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the Group's long-term product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction.

The Group is currently loss-making. There is no certainty that the Group's strategy will be successfully executed, that the Group will meet its targets and expectations, or that the Group will be a viable, competitive or profitable banking business.

Any reduction in the credit rating assigned to RBSG, any of its subsidiaries (including the Bank or other Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for the Group, reduce the Group's liquidity position and increase the cost of funding.
Rating agencies regularly review RBSG, the Bank and other RBS Group entity credit ratings, which could be negatively affected by a number of factors, including political and regulatory developments, changes in rating methodologies, changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors, a challenging macroeconomic environment, the impact of Brexit, a potential second Scottish independence referendum, further reductions of the UK's sovereign credit rating, market uncertainty and the inability of the Group to produce profits.

Any reductions in the credit ratings of RBSG, the Bank or of certain other RBS Group entities, including, in particular, downgrades below investment grade, may affect the Group's access to money markets, reduce the size of its deposit base and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, which could adversely affect the Group's (and, in particular, the Bank's) cost of funding and its access to capital markets and could limit the range of counterparties willing to enter into transactions with the Group (and, in particular, the Bank).  This could in turn adversely impact its competitive position and threaten the prospects of the Group in the short to medium-term.

The Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
The market for international investment banking is highly competitive, and the Group expects such competition to continue or intensify in response to customer behaviour, technological changes, competitor behaviour, new entrants to the market, industry trends resulting in increased disaggregation or unbundling of financial services, and the impact of regulatory actions and other factors.

Increasingly many of the products and services offered by the Group are, and will become, technology intensive and the Group's ability to develop such services and comply with related regulatory changes has become increasingly important to retaining and growing the Group's client businesses across its geographical footprint. There can be no certainty that the Group's innovation strategy (which includes investment in its IT capability intended to improve its core infrastructure and client interface capabilities as well as investments and partnerships with third party technology providers) will be successful or that it will allow the Group to continue to grow such services in the future and certain of the Group's current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their clients.

Furthermore, the Group's competitors may be better able to attract and retain clients and key employees and may have access to lower cost funding and/or be able to attract deposits or provide investment banking services on more favourable terms than the Group. Although the Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given the Group's focus on its cost savings targets, which may limit additional investment in areas such as financial innovation and therefore could affect the Group's offering of innovative products or technologies for delivering products or services to clients and its competitive position. The Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands. Furthermore, the development of innovative products depends on the Group's ability to produce underlying high quality data, failing which its ability to offer innovative products may be compromised.

If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth. In this context, the Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, or is not fully integrated into the Group's current solutions or does not deliver expected cost savings. The investment in automated processes will likely also result in increased short-term costs for the Group.

In addition, recent and future disposals and restructurings by the Group, cost-cutting measures, as well as employee remuneration constraints, may also have an impact on its ability to compete effectively and intensified competition from incumbents, challengers and new entrants in the Group's core markets could affect the Group's ability to provide satisfactory returns. Furthermore, continued consolidation in certain sectors of the financial services industry could result in the Group's remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors.

The Group may be adversely affected if the RBS Group fails to meet the requirements of regulatory stress tests.
The RBS Group is subject to annual stress tests by its regulator in the UK and is also subject to stress tests by European regulators with respect to RBSG, NWM N.V. and Ulster Bank Ireland DAC. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank's existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that the bank will need to take action to strengthen its capital position.

Failure by the RBS Group to meet the quantitative and qualitative requirements of the stress tests carried out by its regulators in the UK and elsewhere may result in the RBS Group's regulators requiring the RBS Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions and/or loss of investor confidence.

The Group has significant exposure to counterparty and borrower risk.
The Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the Group's businesses. These are particularly relevant for those businesses for which the concentration of client income is heavily weighted towards a specific geographic region, industry or client base. The Group is exposed to credit risk if a customer, borrower or counterparty defaults, or under IFRS 9, suffers a sufficiently significant deterioration of credit quality under SICR ('significant increases in credit risk') rules such that it moves to Stage 2 for impairment calculation purposes. Credit risk may arise from a variety of business activities, including, but not limited to: extending credit to clients through various lending commitments; entering into swap or other derivative contracts under which counterparties have obligations to make payments to the Group (including un-collateralised derivatives); providing short or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; posting margin and/or collateral and other commitments to clearing houses, clearing agencies, exchanges, banks, securities firms and other financial counterparties; and investing and trading in securities and loan pools, whereby the value of these assets may fluctuate based on realised or expected defaults on the underlying obligations or loans.  See also, 'Capital and risk management - Credit Risk'. Any negative developments in the activities listed above may negatively impact the Group's clients and credit exposures, which may, in turn, impact the Group's profitability.

The credit quality of the Group's borrowers and other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in the UK and Europe in general, and any deterioration in such conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and consequently impact the Group's ability to enforce contractual security rights. See also, 'The Group faces market risk as a result of increased political and economic risks and uncertainty in the UK and global markets'.

Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and inter-dependent as a result of credit, trading, clearing and other relationships among these financial institutions. Any perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses for the Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis. See also, 'The Group is reliant on access to the global capital markets to meet its funding requirements, both directly, and indirectly through its parent for the purchase of its internal MREL'.

As a result, borrower and counterparty credit quality may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

The Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
Given the complexity of the Group's business, strategy and capital requirements, the Group relies on analytical models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate the RBS Group's mandated stress testing). In addition, the Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime and fraud risk management. The Group's models, and the parameters and assumptions on which they are based, are periodically reviewed and updated to maximise their accuracy.

Such models are inherently designed to be predictive in nature. Failure of these models, including due to errors in model design or inputs, to accurately reflect changes in the micro and macroeconomic environment in which the Group operates, to capture risks and exposures at the subsidiary level, to be updated in line with the Group's current business model or operations, or findings of deficiencies by the RBS Group (and in particular, the Group's) regulators (including as part of the RBS Group's mandated stress testing) may result in increased capital requirements or require management action.  The Group may also face adverse consequences as a result of actions by management based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed.

The Group's financial statements are sensitive to underlying accounting policies, judgements, estimates and assumptions.
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. Due to the inherent uncertainty in making estimates (particularly those involving the use of complex models), future results may differ from those estimates. Estimates, judgements, assumptions and models take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the Group's results and financial position, based upon materiality and significant judgements and estimates, which include loan impairment provisions, are set out in 'Critical accounting policies and key sources of estimation uncertainty' on pages 71. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by the Group are discussed in 'Accounting developments' on page 71.

Changes in accounting standards may materially impact Group's financial results.
Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in the Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments and could also significantly impact the financial results, condition and prospects of the Group.

In January 2018, a new accounting standard for financial instruments (IFRS 9) became effective, which introduced impairment based on expected credit losses, rather than the incurred loss model previously applied under IAS 39. The Group expects IFRS 9 to create earnings and capital volatility.

The Group's trading assets amounted to £75 billion as at 31 December 2018. The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently credible, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. Any of these factors could require the Group to recognise fair value losses, which may have an adverse effect on the Group's income generation and financial position.

The Group will adopt IFRS 16 Leases with effect from 1 January 2019 as disclosed in the Accounting Policies. This is expected to increase Other assets by £21 million and Other liabilities by £27 million. While adoption of this standard has no effect on the Group's cash flows, it will impact financial ratios which may influence investors' perception of the financial condition of the Group.

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
The Group has some credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as the Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a negative impact on the Group's results.

The RBS Group (including the Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of the Group's Eligible Liabilities.
The Banking Act 2009, as amended ('Banking Act'), implements the BRRD in the UK and creates a special resolution regime ('SRR'). Under the SRR, HM Treasury, the Bank of England and the PRA and FCA (together 'Authorities') are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist under the current SRR: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor's assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity's equity, capital instruments and liabilities ('Eligible Liabilities'); and (v) temporary public ownership of the relevant entity.  These tools may be applied to RBSG as the parent company or to the Group, as an affiliate, where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, the SRR provides for modified insolvency and administration procedures for relevant entities, and confers ancillary powers on the Authorities, including the power to modify or override certain contractual arrangements in certain circumstances. The Authorities are also empowered by order to amend the law for the purpose of enabling the powers under the SRR to be used effectively. Such orders may promulgate provisions with retrospective applicability.

Under the Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the 'no creditor worse off' safeguard contained in the Banking Act may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise the powers granted to them under the Banking Act. In addition, the determination that ordinary shares, securities and other obligations issued by RBS Group (including the Group) may be subject to write-down, conversion or 'bail-in' (as applicable) is unpredictable and may depend on factors outside of the Group's control. Moreover, the relevant provisions of the Banking Act remain untested in practice. However, if the Group (or any other RBS Group entity) is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of the Group's securities that fall within the scope of 'bail-in' powers. This may result in various actions being undertaken in relation to the Group and any securities of the Group, including the write-down of certain of the Group's Eligible Liabilities which would adversely affect the financial results, condition and prospects of the Group.

Operational and IT resilience risk
The Group is subject to increasingly sophisticated and frequent cyberattacks.
The Group is experiencing continued cyberattacks across the entire Group, with an emerging trend of attacks against the Group's supply chain, re-enforcing the importance of due diligence and close working with the third parties on which the Group relies. The Group is reliant on technology, which is vulnerable to attacks, with cyberattacks increasing in terms of frequency, sophistication, impact and severity.  As cyberattacks evolve and become more sophisticated, the Group will be required to invest additional resources to upgrade the security of its systems. In 2018, the Group was subjected to a small but increasing number of Distributed Denial of Service ('DDOS') attacks, which are a pervasive and significant threat to the global financial services industry.  The Group fully mitigated the impact of these attacks whilst sustaining full availability of services for its customers. Hostile attempts are made by third parties to gain access to and introduce malware (including ransomware) into the Group's IT systems, and to exploit vulnerabilities. The Group has information security controls in place, which are subject to review on a continuing basis, but there can be no assurance that such measures will prevent all DDOS attacks or other cyberattacks in the future.  See also, 'The Group's operations are highly dependent on its IT systems'.

Any failure in the Group's cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for clients and credit monitoring), result in regulatory investigations or sanctions being imposed or may affect the Group's ability to retain and attract clients. Regulators in the UK, US and Europe continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate.

Additionally, parties may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to the Group's systems to disclose sensitive information in order to gain access to the Group's data or that of the Group's clients or employees. Cybersecurity and information security events can derive from human error, fraud or malice on the part of the Group's employees or third parties, including third party providers, or may result from accidental technological failure.

In accordance with the General Data Protection Regulation ('GDPR'), the Group is required to ensure it timely implements appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to data of the Group, its clients and its employees. In order to meet this requirement, the Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom the Group interacts and a failure to monitor and manage data in accordance with the GDPR requirements may result in financial losses, regulatory fines and investigations and associated reputational damage. In addition, whilst the Group takes appropriate measures to prevent, detect and minimise attacks, the Group's systems, and those of third party providers, are subject to frequent cyberattacks.

The Group expects greater regulatory engagement, supervision and enforcement in relation to its overall resilience to withstand IT and related disruption, either through a cyberattack or some other disruptive event. However, due to the Group's reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, it is likely that such attacks could have a material impact on the Group.

Operational risks are inherent in the Group's businesses.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal risks. The Group operates in many countries, offering a diverse range of products and services supported by 3,200 employees; it therefore has complex and diverse operations. As a result, operational risks or losses can arise from a number of internal or external factors. These risks are also present when the Group relies on outside suppliers or vendors to provide services to it or its clients, as is increasingly the case as the Group implements new technologies, innovates and responds to regulatory and market changes.

Operational risks continue to be heightened as a result of the Group's current cost-reduction measures and conditions affecting the financial services industry generally (including Brexit and other geo-political developments) and in particular the legal and regulatory uncertainty resulting therefrom. This may place significant pressure on the Group's ability to maintain effective internal controls and governance frameworks. In particular, new governance frameworks have recently been put into place throughout the RBS Group for certain RBS Group entities (including entities within the Group), due to the implementation of the UK ring-fencing regime and the resulting legal entity structure. The Group is also dependent on the RBS Group for certain shared critical services. The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting client business. Although the Group has implemented risk controls and loss mitigation actions, and significant resources and planning have been devoted to mitigate operational risk, there is uncertainty as to whether such actions will be effective in controlling each of the operational risks faced by the Group.

The Group's operations are highly dependent on its IT systems.
The Group's operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of the Group's payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, are critical to the Group's operations.

Individually or collectively, any critical system failure, prolonged loss of service availability or material breach of data security could cause serious damage to the Group's ability to provide services to its clients, which could result in significant compensation costs or regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations. In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the Group's reputation and could affect its regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain clients. This risk is heightened as the Group continues to innovate and offer new digital solutions to its clients as a result of the trend towards online and digital product offerings.

In 2018, the Group upgraded its IT systems and technology and expects to continue to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration to the Cloud) to make them more cost-effective, improve controls and procedures, strengthen cyber security, enhance digital services provided to its clients and improve the Group's competitive position. Should such investment and rationalisation initiatives fail to achieve the expected results or prove to be insufficient due to cost challenges or otherwise, this could negatively affect the Group's operations, its reputation and ability to retain or grow its client business or adversely impact its competitive position, thereby negatively impacting the Group's financial position.

The Group relies on attracting, retaining, developing and remunerating senior management and skilled personnel (such as market trading specialists), and is required to maintain good employee relations.
The Group's current and future success depends on its ability to attract, retain, develop and remunerate highly skilled and qualified personnel, including senior management, directors, market trading specialists and key employees, in a highly competitive labour market and under internal cost reduction pressures. This entails risk, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of government support such as the RBS Group, which may have an adverse effect on the Group's ability to hire, retain and engage well-qualified employees. The market for skilled personnel is increasingly competitive, especially for technology-focussed roles, thereby raising the cost of hiring, training and retaining skilled personnel. In addition, certain economic, market and regulatory conditions and political developments (including Brexit) may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees.

Some of the Group's employees are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group in maintaining good employee relations. Any failure to do so could impact the Group's ability to operate its business effectively.

A failure in the Group's risk management framework could adversely affect  the Group, including its ability to achieve its strategic objectives.
Risk management is an integral part of all of the Group's activities and includes the definition and monitoring of the Group's risk appetite and reporting on the Group's risk exposure and the potential impact thereof on the Group's financial condition. Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes. Failure to manage risks effectively could adversely impact the Group's reputation or its relationship with its clients, shareholders or other stakeholders.

The Group's operations are inherently exposed to conduct risks. These include business decisions, actions or incentives that are not responsive to or aligned with the Group's client needs or do not reflect the Group's customer-focussed strategy, ineffective product management, unethical or inappropriate use of data, outsourcing of customer service and product delivery, the possibility of alleged mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement. The Group's businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to the Group.

The Group is seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in its risk management framework. However, such efforts may not insulate the Group from future instances of misconduct and no assurance can be given that the Group's strategy and control framework will be effective. Any failure in the Group's risk management framework could negatively affect the Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for its clients, employees and wider stakeholders.

The Group's operations are subject to inherent reputational risk.
Reputational risk relates to stakeholder and public perceptions of the Group arising from an actual or perceived failure to meet stakeholder expectations due to any events, behaviour, action or inaction by the Group, its employees or those with whom the Group is associated. This includes brand damage, which may be detrimental to the Group's business, including its ability to build or sustain business relationships with clients, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect the Group's ability attract and retain clients. In particular, the Group's ability to attract and retain clients may be adversely affected by, amongst others: negative public opinion resulting from the actual or perceived manner in which the Group or any other member of the RBS Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, the Group's financial performance, IT systems failures or cyberattacks, the level of direct and indirect government support for RBSG, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly enhance and accelerate the impact of damaging information and allegations.

Although the Group has implemented a Reputational Risk Policy to improve the identification, assessment and management of customers and clients, transactions, products and issues which represent a reputational risk, the Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Economic and political risk
The Group faces market risk as a result of increased political and economic risks and uncertainty in the UK and global markets.
In the UK, significant economic and political uncertainty surrounds the terms of and timing of Brexit. (See also, 'Uncertainties surrounding the UK's withdrawal from the European Union may adversely affect the Group'.) In addition, were there to be a change of UK Government as a result of a general election, the Group may face new risks as a result of a change in government policy, including more direct intervention by the UK Government in financial markets, the regulation and ownership of public companies and the extent to which the government exercises its rights as a shareholder of the RBS Group. This could affect, in particular, the structure, strategy and operations of the RBS Group (including the Group) and may negatively impact the Group's operational performance and financial results.

The RBS Group faces additional political uncertainty as to how the Scottish parliamentary process (including, as a result of any second Scottish independence referendum) may impact the Group. RBSG and a number of other RBS Group entities (including the Bank) are headquartered and incorporated in Scotland. Any changes to Scotland's relationship with the UK or the EU (as an indirect result of Brexit or other developments) would impact the environment in which the RBS Group and its subsidiaries operate, and may require further changes to the RBS Group (including the Group's structure), independently or in conjunction with other mandatory or strategic structural and organisational changes which could adversely impact the Group.

Actual or perceived difficult global economic conditions can create challenging economic and market conditions and a difficult operating environment for the Group's businesses and its clients and counterparties, thereby affecting its financial performance.

The value of the Group's financial instruments may be materially affected by market risk, including as a result of market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value certain of the Group's financial instruments, particularly during periods of market displacement which could cause a decline in the value of the Group's financial instruments, which may have an adverse effect on the Group's results of operations in future periods, or inaccurate carrying values for certain financial instruments. Similarly, the Group trades a considerable amount of financial instruments (including derivatives) and volatile market conditions could result in a significant decline in the Group's net trading income or result in a trading loss.

In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these extreme conditions, hedging and other risk management strategies may not be as effective at mitigating trading losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, increasing the Group's counterparty risk. The Group's risk management and monitoring processes seek to quantify and mitigate the Group's exposure to more extreme market moves. However, severe market events have historically been difficult to predict and the Group could realise significant losses if extreme market events were to occur.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: trade barriers and the increased possibility of trade wars, widespread political instability, an extended period of low inflation and low interest rates, and global regional variations in the impact and responses to these factors. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone, China or the US, increased instability in the global financial system and concerns relating to further financial shocks or contagion (for example, due to economic concerns in emerging markets), market volatility or fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. This may be compounded by the ageing demographics of the populations in the markets that the Group serves, or rapid change to the economic environment due to the adoption of technology and artificial intelligence. Any of the above developments could impact the Group directly (for example, as a result of credit losses) or indirectly (for example, by impacting global economic growth and financial markets and the Group's clients and their banking needs).

In addition, the Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that may hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other member states from the EU, armed conflict, pandemics and widespread public health crises, state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments and markets, could negatively affect the business and performance of the Group.

Uncertainties surrounding the UK's withdrawal from the European Union may adversely affect the Group.
Following the EU Referendum in June 2016, and pursuant to the exit process triggered under Article 50 of the Treaty on European Union in March 2017, the UK is scheduled to leave the EU on 29 March 2019. The terms of a Brexit withdrawal agreement negotiated by the UK Government were decisively voted against by Parliament on 15 January 2019.

The UK Government and Parliament are currently actively engaged in seeking to determine the terms of this departure, including any transition period, and the resulting economic, trading and legal relationships with both the EU and other counterparties currently remain unclear and subject to significant uncertainty.

As it currently stands, EU membership and all associated treaties will cease to apply at 23:00 on 29 March 2019, unless some form of transitional arrangement encompassing those associated treaties is agreed or there is unanimous agreement amongst the UK, other EU member states and the European Commission to extend the negotiation period.

The direct and indirect effects of the UK's exit from the EU and the European Economic Area ('EEA') are expected to affect many aspects of the Group's business and operating environment, including as described elsewhere in these risk factors, and may be material and/or cause a near-term impact on impairments. See also 'The Group faces increased political and economic risks and uncertainty in the UK and global markets'.

The longer term effects of Brexit on the RBS Group's operating environment are difficult to predict, and are subject to wider global macro-economic trends and events, but may significantly impact the Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU and may result in, or be exacerbated by, periodic financial volatility and slower economic growth, in the UK in particular, but also in Republic of Ireland, Europe and potentially the global economy.

Significant uncertainty exists as to the respective legal and regulatory arrangements under which the Group and its subsidiaries will operate when the UK is no longer a member of the EU (see 'The RBS Group is in the process of seeking requisite permissions to implement its plans for continuity of business impacted by the UK's departure from the EU'. The legal and political uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant impact on the Group's operations or legal entity structure, including attendant restructuring costs, level of impairments, capital requirements, regulatory environment and tax implications and as a result may adversely impact the Group's profitability, competitive position, viability, business model and product offering.

The RBS Group is  seeking the requisite permissions to implement its plans for continuity of business impacted by the UK's departure from the EU.
The RBS Group is implementing plans designed to continue its ability to clear euro payments and minimise the impact on the Group's ability to serve non-UK EEA customers in the event that there is an immediate loss of access to the European Single Market on 29 March 2019 (or any alternative date) with no alternative arrangement for continuation of such activities under current rules (also known as 'Hard Brexit'). These plans involve significant changes to the business model and operations of the Bank and the NatWest Markets franchise.

To ensure continued ability to clear Euro denominated payments, the RBS Group is finalising a third-country licence for the Frankfurt branch of National Westminster Bank Plc ('NWB') with the German regulator. In addition, the RBS Group is working to satisfy the conditions of the Deutsche Bundesbank (DBB) for, access to TARGET2 clearing and settlement mechanisms. Satisfying these DBB conditions, which include a country legal opinion, and accessing SEPA, Euro 1 and TARGET2 will allow the RBS Group and the Bank (through the NWB Frankfurt branch) to continue to clear cross-border payments in euros.  The capacity to process these euro payments is a fundamental requirement for the daily operations and customers of all RBS Group franchises, including NatWest Markets. The value of such payments is typically in excess of €50 billion in any one day with more than 300,000 transactions.  This capacity is also critical for management of the RBS Group's euro-denominated central bank cash balances of around €23 billion. The Bank will use the NWB Frankfurt branch to clear its euro payments and has also applied for a third country license to maintain liquidity management and product settlement arrangements.

A draft license has recently been issued for NWB Frankfurt branch which the Group intends to finalise imminently. Once in place, the third country licence branch approvals would each become effective when the UK leaves the EU and the current passporting arrangements cease to apply.  The RBS Group expects to have received the requisite third country licenses and access to SEPA, Euro 1 and TARGET2 ahead of the UK's departure from the EU. However, given the quantum of affected payments and lack of short term contingency arrangements, in the event that such euro clearing capabilities were not in place in time for a Hard Brexit or as required in the future, it could have a material impact on the RBS Group and the Group and its customers.

Additionally, to continue serving most of the RBS Group's EEA customers, the RBS Group has repurposed the banking licence of its Dutch subsidiary, NatWest Markets N.V. ('NWM NV').  As announced on 6 December 2018, the RBS Group has requested court permission for a FSMA transfer scheme to replicate the master trade documentation for NWM Plc's non-UK EEA customers and to transfer certain existing transactions from NWM Plc to NWM NV.  Other transactions are expected to be transferred to NWM NV during 2019 (for example, certain transactions with Corporate and Sovereign customers and larger EEA customers from NWM Plc, and certain Western European corporate business from National Westminster Bank Plc). The volume and pace of business transfers to NWM NV will depend on the terms and circumstances of the UK's exit from the EU, as well as the specific contractual terms of the affected products. NWM NV is expected to become a subsidiary of NWM Plc in 2019 but there is significant uncertainty as to the size and shape of NWM NV due to continued Brexit uncertainty.

These changes to the Group's operating model are costly and require further changes to its business operations and customer engagement. The regulatory permissions from the Dutch and German authorities will be conditional in nature and will require on-going compliance with certain conditions, including maintaining minimum capital level and deposit balances as well as a defined local physical presence going forward; such conditions may be subject to change in the future. Maintaining these permissions and the Group and the RBS Group's access to the euro payment infrastructure will be fundamental to its business going forward and further changes to the Group's business operations may be required.

The Group expects to face significant risks in connection with climate change and the transition to a low carbon economy.
The risks associated with climate change are subject to rapidly increasing prudential and regulatory, political and societal focus, both in the UK and internationally. Embedding climate risk into the Group's risk framework in line with expected regulatory expectations, and adapting the Group's operation and business strategy to address both the risks of climate change and the transition to a low carbon economy are likely to have a significant impact on the Group.

Multilateral and UK Government undertakings to limit increases in carbon emissions in the near and medium term will require widespread levels of adjustment across all sectors of the economy, with some sectors such as property, energy, infrastructure (including transport) and agriculture likely to be particularly impacted. The nature and timing of the far-reaching commercial, technological and regulatory changes that this transition will entail are currently uncertain but the impact of such changes may be disruptive, especially if such changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently. Furthermore, the nature and timing of the manifestation of the physical risks of climate change (which include more extreme specific weather events such as flooding and heat waves and longer term shifts in climate) are also uncertain, and their impact on the economy is predicted to be more acute if carbon emissions are not reduced on a timely basis or to the requisite extent. The potential impact on the economy includes, but is not limited to, lower GDP growth, significant changes in asset prices and profitability of industries, higher unemployment and the prevailing level of interest rates.

UK and international regulators are actively seeking to develop new and existing regulations that are directly and indirectly focussed on climate change and the associated financial risks. Such new regulations are being developed in parallel with an increasing market focus on the risks associated with climate change. In October 2018, the Group's prudential regulator, the PRA published a draft supervisory standard which sets forth an expectation that regulated entities adopt a Board-level strategic approach to managing and mitigating the financial risks of climate change and embed the management of them into their governance frameworks, subject to existing prudential regulatory supervisory tools (including stress testing and individual and systemic capital requirements). Climate risk is also subject to various legislative actions and proposals by, among others, the European Commission's Sustainable Finance initiative that focuses on incorporating climate risk into its financial policy frameworks, including proposals (e.g., through amendments to MiFID II) for institutional investors (including pension funds) to consider and disclose climate risk criteria as part of their investment decision, and also proposals to consider changes to RWA methodologies. Furthermore, credit ratings agencies are increasingly taking into account environmental, social and governance ('ESG') factors, including climate risk, as part of the credit ratings analysis, as are investors in their investment decisions.

If the Group does not adequately embed climate risk into its risk framework to appropriately measure, manage and disclose the various financial and physical risks it faces associated with climate change, or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on the Group's  level of business growth, its competitiveness, profitability, prudential capital requirements, credit ratings, cost of funding, results of operation and financial condition.

Continued low interest rates have affected and will continue to affect the Group's business and results.
Interest rate risk exists for the Group, as monetary policy has been accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the Term Funding Scheme, which have helped to support demand at a time of pronounced fiscal tightening and balance sheet repair. However, there remains considerable uncertainty as to the direction of interest rates and pace of change, as set by the Bank of England and other major central banks. Continued sustained low or negative interest rates could adversely affect the Group's profitability and prospects. In addition, a continued period of low interest rates and flat yield curves has affected and may continue to affect the interest rate margin realised between lending and borrowing costs.

Conversely, while increases in interest rates may support Group income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment and adverse changes to levels of inflation.

Changes in foreign currency exchange rates may affect the Group's results and financial position.
Following changes to the RBS Group's structure as a result of implementation of the UK ring-fencing regime, the Group has become the markets business for the RBS Group, and is engaged principally in providing financing, risk management and trading solutions to global customers across Europe, the USA and Asia. The Group is required to issue instruments in foreign currencies that assist in meeting the Group's minimum requirements for own funds and eligible liabilities ('MREL'). In its day-to-day operations, the Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency rates. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling exchange rates, can adversely affect the value of assets, liabilities (including the total amount of MREL eligible instruments), income, RWAs, capital base and expenses and the reported earnings of the Bank's UK and non-UK subsidiaries and may affect the Group's reported consolidated financial condition, capital ratios or its income from foreign exchange dealing.

Decisions of major central banks (including by the Bank of England, the ECB and the US Federal Reserve) and political or market events (including in respect of Brexit), which are outside of the Group's control, may lead to sharp and sudden variations in foreign exchange rates.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over the RBS Group.
In its November 2018 Autumn Budget, the UK Government announced its intention to continue the process of privatisation of RBSG and to carry out a programme of sales of RBSG ordinary shares with the objective of selling all of its remaining shares in RBSG by 2023-2024. On 5 June 2018, the UK Government (via HM Treasury and UK Government Investments Limited ('UKGI')) disposed of approximately 7.7% of its stake in RBSG. As of 31 December 2018, the UK Government held 62.3% of the issued ordinary share capital of RBSG. There can be no certainty as to the continuation of the sell-down process or the timing or extent of such sell-downs.

UKGI manages HM Treasury's shareholder relationship with the RBSG and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group entities (including the Group) will continue to have its own independent board of directors and management team determining their own strategy, its position as a majority shareholder (and UKGI's position as manager of this shareholding) means that HM Treasury or UKGI could exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, the RBS Group's (including the Group's) capital strategy, dividend policy, remuneration policy or the conduct of the RBS Group's (including the Group's) operations, and HM Treasury's approach depends on government policy, which could change, including as a result of a general election. The exertion of such influence over RBS Group could in turn have an adverse effect on the governance or business strategy of the Group.

Legal, regulatory and conduct risk
The Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the Group.
The Group is subject to extensive laws, regulations, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks. The Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focussed on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Among others, measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), enhanced data privacy and IT resilience requirements, enhanced regulations in respect of the provision of 'investment services and activities', enhanced regulations in respect of the provision of 'investment services and activities', and increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.  This has resulted in the Group facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

In addition, there is significant oversight by competition authorities of the markets which the Group operates in. The competitive landscape for banks and other financial institutions in the UK, the rest of Europe and the US is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas.

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK,

Europe and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models. In particular, the RBS Group is required to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime and to ensure operational continuity in resolution; the steps required to ensure such compliance entail significant costs, and also impose significant operational, legal and execution risk. Serious consequences could arise should the RBS Group be found to be non-compliant with such regulatory requirements. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the Group's ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Any of these developments (including any failure to comply with new rules and regulations) could have a significant impact on the Group's authorisations and licenses, the products and services that the Group may offer, its reputation and the value of its assets, the Group's operations or legal entity structure, and the manner in which the Group conducts its business. Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include, but are not limited to, those set out above as well as the following:
●  general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the markets in which the Group operates;
●  amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the Group as well as liquidity and leverage requirements, either on a solo, consolidated or subgroup level;
●  changes to the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under UK rules, the BRRD, MREL or by the Financial Stability Board's ('FSB') recommendations on total loss-absorbing capacity ('TLAC');
●  rules and regulations relating to, and enforcement of, anti-corruption, anti-bribery, anti-money laundering, anti-terrorism, sanctions, anti-tax evasion or other similar regimes;
●  the imposition of additional restrictions on the Group's ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;
●  rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
●  changes to corporate practice and disclosure governance requirements, senior manager responsibility, corporate structures and conduct of business rules;
●  financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds;
●  new or increased regulations relating to customer data and privacy protection as well as IT controls and resilience, including the GDPR;
●  the introduction of, and changes to, taxes, levies or fees applicable to the Group's operations, such as the imposition of a financial transaction tax, changes in the scope and administration of the Bank Levy, changes in tax rates, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
●  laws and regulations in respect of climate change and sustainable finance (including ESG) considerations; and
●  other requirements or policies affecting the Group and its profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by the Group to comply with such laws, rules and regulations, may adversely affect the Group's business and results. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's ability to engage in effective business, capital and risk management planning.

The Group is subject to a number of legal, regulatory and governmental actions and investigations as well as associated remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on the Group.
The Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal proceedings, and civil and criminal regulatory and governmental actions. The Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe and other jurisdictions.

The Group is subject to a number of ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, relating to, among other matters, the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust and various other compliance issues. See also, 'Litigation, investigations and reviews' of Note 27 on the consolidated accounts on pages 113 to 116 for details of these matters. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation, and the Group's expectations for resolution may change.

Adverse outcomes or resolution of current or future legal or regulatory actions and associated remedial undertakings could result in restrictions or limitations on the Group's operations, and could adversely impact the Group's capital position or its ability to meet regulatory capital adequacy requirements. Failure to comply with undertakings made by the Group to its regulators may result in additional measures or penalties being taken against the Group.

The Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
UK and international regulators are driving a transition from the use of interbank offer rates (IBOR's), including LIBOR, to alternative risk free rates (RFRs). In the UK, the FCA has asserted that they will not compel LIBOR submissions beyond 2021, thereby jeopardising its continued availability, and have strongly urged market participants to transition to RFRs, as has the CFTC and other regulators in the United States. The Group has significant exposure to IBORs primarily on its derivatives and legacy securities. Until there is market acceptance on the form of alternative RFRs for different products, the legal mechanisms to effect transition cannot be confirmed, and the impact cannot be determined nor any associated costs accounted for. The transition and uncertainties around the timing and manner of transition to RFRs represent a number of risks for the Group, its clients and the financial services industry more widely. These include risks related to: legal risks (as changes may be required to documentation for new or existing transactions); financial risks (which may arise from any changes in valuation of financial instruments linked to benchmarks rates and may impact the Group's cost of funds and its risk management related financial models); pricing risks (such as changes to benchmark rates could impact pricing mechanisms on certain instruments); operational risks (due to the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes); and conduct risks (which may relate to communication regarding the potential impact on customers, and engagement with customers during the transition period).

It is therefore currently difficult to determine to what extent the changes will affect the Group, or the costs of implementing any relevant remedial action. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms and as to the continuation of LIBOR or EURIBOR may adversely affect financial instruments using LIBOR or EURIBOR as benchmarks. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of such financial instruments and could have an adverse effect on the value of, return on and trading market for such financial instruments.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the Group.
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

In addition, the Group's interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 February 2019

NATWEST MARKETS Plc (Registrant)

By: /s/ Mark Stevens

Name: Mark Stevens
Title: Assistant Secretary